AM 8-26-2005

CM 8/30




05043477

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
AUG 2 2 2005
WASH, D.C. 185 SECTION

SEC FILE NUMBER
8- 35180

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **July 1, 2004** (MM/DD/YY) AND ENDING **June 30, 2005** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Martinson & Company, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
SEP 0 2 2005
THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Barry Avenue North
(No. and Street)

Wayzata	**MN**	**55391**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Martinson **952-473-4133**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

AM

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

CH 8/31/05

OATH OR AFFIRMATION

I, Thomas Martinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Martinson & Company, Ltd. as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LAURA BROOKS
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2010

Notary Public

Signature

CEO

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARTINSON & COMPANY, LTD.

FINANCIAL STATEMENTS

Years Ended June 30, 2005 and 2004


MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

MARTINSON & COMPANY, LTD.

We have audited the statements of financial condition of Martinson & Company, Ltd. as of June 30, 2005 and 2004 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Martinson & Company, Ltd. as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
July 26, 2005

MARTINSON & COMPANY, LTD.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2005 and 2004

	2005	2004
ASSETS		
ASSETS		
Cash	$ 15,549	$ 17,836
Investments, at fair value	176	176
Deferred tax asset	1,100	900
TOTAL ASSETS	$ 16,825	$ 18,912
LIABILITIES		
LIABILITIES		
Accounts payable and accrued expenses	$ 1,139	$ 1,572
TOTAL LIABILITIES	1,139	1,572
STOCKHOLDERS' EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000 shares, issued and outstanding 1,000 shares	10	10
Additional paid-in capital	9,990	9,990
TOTAL CAPITAL CONTRIBUTED	10,000	10,000
RETAINED EARNINGS	5,686	7,340
TOTAL STOCKHOLDERS' EQUITY	15,686	17,340
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 16,825	$ 18,912

See Notes to Financial Statements

MARTINSON & COMPANY, LTD.

STATEMENTS OF OPERATIONS

Years Ended June 30, 2005 and 2004

	2005	2004
REVENUES		
Commissions	$ 463,262	$
Consulting fees		6,000
Reimbursed expenses	18,220	32,140
TOTAL REVENUES	481,482	38,140
GENERAL AND ADMINISTRATIVE EXPENSES	484,233	38,209
OPERATING INCOME (LOSS)	(2,751)	(69)
OTHER INCOME		
Interest income	13	11
TOTAL OTHER INCOME	13	11
INCOME (LOSS) BEFORE INCOME TAXES	(2,738)	(58)
INCOME TAX (BENEFIT) EXPENSE	(1,084)	(264)
NET INCOME (LOSS)	$ (1,654)	$ 206

See Notes to Financial Statements

MARTINSON & COMPANY, LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended June 30, 2005 and 2004

	Common Stock Issued		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance June 30, 2003	1,000	$ 10	$ 9,990	$ 7,134	$ 17,134
Net income (loss)				206	206
Balance, June 30, 2004	1,000	10	9,990	7,340	17,340
Net income (loss)				(1,654)	(1,654)
Balance, June 30, 2005	1,000	$ 10	$ 9,990	$ 5,686	$ 15,686

See Notes to Financial Statements

MARTINSON & COMPANY, LTD.

STATEMENTS OF CASH FLOWS

Years Ended June 30, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (1,654)	$ 206
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Decrease (increase) in operating assets:		
Receivables		302
Investments		3,522
Deferred income taxes	(200)	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(433)	(4,883)
NET INCREASE (DECREASE) IN CASH	(2,287)	(853)
CASH, BEGINNING OF YEAR	17,836	18,689
CASH, END OF YEAR	$ 15,549	$ 17,836

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and significant accounting policies

Nature of business - Martinson & Company, Ltd. (the Company) provides investment banking and advisory services to corporate clients regarding strategic financial and general business matters. The Company's 2005 investment banking activities and advisory services were primarily performed on behalf of one customer.

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents - For purposes of reporting the statement of cash flows, the Company includes all cash accounts and all highly liquid investments purchased with a maturity of three months or less, other than securities held for sale in the normal course of business, as cash and cash equivalents on the accompanying statements of financial condition.

Trade receivables - Trade receivables are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent.

Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the oldest invoices on the customer's account.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the accounts that will not be collected. Management reviews all accounts receivable balances and determines course of action on a delinquent account.

Investments - Investments consist primarily of publicly traded common stock held for investment purposes. These investments have been recorded at fair value as determined by Company management.

The Company, in connection with providing investment banking and advisory services, has historically purchased certain warrants of the company it serves. These warrants are valued by management, as no ready market is available for the warrants or significant restrictions exist which limited the value of the warrants.

Revenue recognition - Investment banking fee income is recognized when earned, typically upon closing of the transaction. Income from consulting is recognized monthly upon completion of the services provided.

MARTINSON & COMPANY, LTD.

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and significant accounting policies (continued)

A summary of the Company's significant accounting policies follows: (continued)

Income taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. The Company's temporary differences relate primarily to operating loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Concentration of credit risk - As a broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities, options and commodities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the customer's ability to satisfy their obligations to the Company.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Investments

The following is a summary of the Company's investments:

	2005	2004
Fair value	$ 176	$ 176
Cost	$ 176	$ 176
Unrealized gains	$	$
Unrealized losses	$	$

Realized and unrealized gains and losses for the year ended June 30, 2005 and 2004 are reflected in the statement of operations under the caption "other revenues."

	2005	2004
Realized (losses)	$	$
Unrealized gains		3,522
Total	$ 0	$ 3,522

(3) Income tax matters

The components of the income tax provision are as follows:

	2005	2004
Currently (receivable) payable:		
Federal	$	$ (264)
State		
Deferred taxes (benefits)		
Federal	(194)	
State	(890)	
Federal and state income taxes (credit)	$ (1,084)	$ (264)

The Company has a federal and state net operating loss carryforwards of $1,300 and $19,000, respectively, which begin to expire in 2013.

(4) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At June 30, 2004, the Company had net capital as defined by Rule 15c3-1 of $14,410 which exceeds its required net capital of $5,000 by $9,410. The Company's ratio of aggregate indebtedness to net capital was .08 to 1 at June 30, 2005.

(5) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

ADDITIONAL INFORMATION



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

MARTINSON & COMPANY, LTD.

We have audited the financial statements of Martinson & Company, Ltd. for the year ended June 30, 2005, and have issued our report thereon dated July 26, 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Martinson & Company, Ltd. taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness, and no facts came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.

Minneapolis, Minnesota
July 26, 2005



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

MARTINSON & COMPANY, LTD.

We have audited the financial statements of Martinson & Company, Ltd. as of June 30, 2005. Our audit was made for the purpose of forming an opinion on the basic financial statements.

The information contained in Schedules I, II, III, and IV are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
July 26, 2005

MARTINSON & COMPANY, LTD
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
JUNE 30, 2005
COMPUTATION OF NET CAPITAL

			Schedule I
1. Total ownership equity from Statement of Financial Condition			$ 15,686
2. Deduct: ownership equity not allowable for net capital			
3. Total ownership equity qualified for net capital			15,686
4. Add:			
a.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
b.	Other (deductions) or allowable credits Deferred taxes on non-allowable assets		
5. Total capital and allowable subordinated liabilities			15,686
6. Deduction and/or charges:			
a.	Total non-allowable assets included in Statement of Financial Condition:	$ 1,276	
b.	Secured demand note deficiency	0	
c.	Commodity futures contracts and spot commodities-proprietary capital charges	0	
d.	Other deductions and/or charges contingent liability	0	1,276
7. Other additions and/or allowable credits:	Deferred taxes on unrealized appreciation of investment securities		0
8. Net capital before haircuts on securities positions			14,410
9. Haircuts on securities:			
a.	Contractual securities commitments		
b.	Subordinated securities borrowings		
c.	Trading and investment securities:		
	i. Exempted securities		
	ii. Debt securities		
	iii. Options		
	iv. Other securities		0
d.	Undue concentration (illiquid investment securities)		
e.	Other		
10. Net capital			$ 14,410

MARTINSON & COMPANY, LTD
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
JUNE 30, 2005
COMPUTATION OF BASIC CAPITAL REQUIREMENTS
AND AGGREGATE INDEBTEDNESS

Schedule II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11. Minimum net capital required (6-2/3% of line 19)	$	76
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	5,000
14. Excess net capital (line 10 less 13)	$	9,410
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	14,296

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities included in Statement of Financial Condition	$	1,139
17. Add:		
a. Drafts for immediate credit		
b. Market value of securities borrowed for which no equivalent value is paid or credited		
c. Other unrecorded amounts contingent liability		0
19. Total aggregate indebtedness	$	1,139
20. Ratio of aggregate indebtedness to capital (line 19 divided by line 10)		8%

MARTINSON & COMPANY, LTD
RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-3 OF THE SECURITIES EXHANGE ACT OF 1934
(Included in Part IIA of Form X-17A-5 as of June 30, 2005)

Schedule III

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$ 13,526
Net audit adjustments:	
Changes in current year tax provision	1,084
Increase in non-allowable assets deferred taxes	(200)
Net capital as reported on line 10 of Schedule I	$ 14,410

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$ 2,022
Net audit adjustments:	
Decrease in income taxes payable	(883)
Total aggregate indebtedness as reported on line 19 of Schedule II	$ 1,139

MARTINSON & COMPANY, LTD
STATEMENT PURSUANT TO 15c 3-3
SECURITIES EXCHANGE ACT OF 1934
JUNE 30, 2005

Schedule IV

As more fully described in Note 5 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers' under provisions of SEC Rule 15c-3 based on paragraph K (2) (ii) of the rule.